UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 46)


                           CNA FINANCIAL CORPORATION
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 126117 10 0
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                               (CUSIP Number)

              Barry Hirsch, Senior Vice President and Secretary
                              Loews Corporation
        667 Madison Avenue, New York, New York  10021  (212) 521-2920
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               July 20, 1999
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               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box
____.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        Page 1

                               SCHEDULE 13D/A
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                           CUSIP No. 5420424-10-8
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1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)/   /
    N/A                                                             (b)/   /
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3 SEC USE ONLY

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4 SOURCE OF FUNDS
    WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                  /   /
       N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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                    7 SOLE VOTING POWER
  NUMBER OF            157,645,380
    SHARES
  BENEFICIALLY  ----------------------------------------------------------------
   OWNED BY         8 SHARED VOTING POWER
     EACH              0
  REPORTING     ----------------------------------------------------------------
    PERSON          9 SOLE DISPOSITIVE POWER
     WITH              157,645,380
                ----------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                       0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     157,645,380
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /    /
         N/A
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     85.58%
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14 TYPE OF REPORTING PERSON
     HC
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                                        Page 2

                              AMENDMENT NO. 46

                                    to

                                SCHEDULE 13D

                                Relating to

                         CNA FINANCIAL CORPROATION

  The following information amends and supplements certain information contained in the Schedule 13D of Loews Corporation, a Delaware corporation ("Loews"), as amended and restated, by Amendments Nos. 1 through 45 thereto, relating to the common stock, par value $2.50 per share (the "Common Stock"), of CNA Financial Corporation, a Delaware corporation ("CNA").

Item 5.  Interest in Securities of the Issuer
             ------------------------------------

              Item 5 is amended by adding the following:

"Since the filing of Amendment No. 45 to this Schedule 13D through July 20, 1999, Loews has purchased approximately 1,857,300 shares of the Common Stock of CNA (after giving effect to a 3-for-1 stock split of CNA Common Stock effected by CNA on May 6, 1998). As a result of these purchases, Loews owns beneficially and of record an aggregate of 157,645,380 shares of the Common Stock, which constitutes approximately 85.58% of the total number of shares outstanding. The Reporting Person has sole voting and investment power with respect to such shares of Common Stock.

"The table set forth below contains information regarding purchases of Common Stock by Loews in the past 60 days. All such purchases were effected on the New York Stock Exchange."

                      Number of Shares
 Date                   Purchased                  Price per Share
 ----                 ----------------             ---------------

7/16/99                   10,000                     $ 38.438
7/16/99                   50,000                       38.375
7/20/99                   56,600                       38.125

                                        Page 3

                                 SIGNATURE
                                 ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

                                                   LOEWS CORPORATION




                                                   By: /s/ Barry Hirsch
                                                       -------------------------
                                                       Barry Hirsch,
                                                       Senior Vice President &
                                                        Secretary


Dated:  July 22, 1999

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